July 17, 2025

Kriangkrai Chaimongkol
Chief Executive Officer
Thoughtful Media Group Inc.
7 Sumerpoint Building, 3rd Floor, Room No. 301-302
Soi Sukhumvit 69 (Saleenimit)
Prakanong Nua Sub-district
Wattana District, Bangkok City, Thailand

       Re: Thoughtful Media Group Inc.
           Amendment No. 10 to Registration Statement on Form S-1
           Filed July 11, 2025
           File No. 333-281589
Dear Kriangkrai Chaimongkol:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 20, 2025 letter.

Amendment No. 10 to Registration Statement on Form S-1 filed July 11, 2025 Capitalization, page 34

1. You disclose elsewhere the Convertible Notes were issued and converted in June
       2025. In view of this, please consider eliminating the pro forma as further adjusted bullet and column, and revise the pro forma as adjusted bullet and column to represent the issuance and conversion of the Convertible Notes.
 July 17, 2025
Page 2

       Please contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Ted Paraskevas, Esq.